Via Facsimile and U.S. Mail
Mail Stop 4720

June 30, 2009

David A. Wheat
Executive Vice President and Chief Financial Officer
ING Life Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774

Re: **ING Life Insurance and Annuity Company**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 033-23376

Dear Mr. Wheat:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Narrative Analysis of the Results of Operations and Financial Condition

Critical Accounting Policies

Valuation of Investments and Other-Than-Temporary Impairments, page 30

1. You state that you use "several commercial pricing services" to price a significant portion of your securities. Please revise your disclosure to clarify the following:
    - The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
    - Whether, and if so, how and why you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
    - Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
    - The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. Whether the broker quotes are binding or non-binding; and
    - The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Financial Condition

Investments, page 38

2. Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please revise applicable references to credit ratings throughout the filing to clarify whether they are with or without the third party guarantee.

Unrealized Losses, page 49

3. You state that gross unrealized losses that are attributable to movements in credit spreads for 2008 amounted to $1.5 billion. Please disclose why you believe, given the drop in credit quality, the unrealized loss should not be recognized.

Liquidity and Capital Resources

Contractual Obligations, page 59

4. Please revise your table to include expected principal and interest expense payments on your loans and your pension benefit liabilities for each payment period presented.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements

3. Financial Instruments

Level 3 Financial Instruments, page 113

5. Please revise your disclosure for the Table of Level 3 Asset changes to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3. Further, please revise your table to show the transfers in and out of Level 3 on a gross basis.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David A. Wheat
ING Life Insurance and Annuity Company
June 30, 2009
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant